Exhibit 99

Investor Services
REVISED COPY
December 23, 2004	100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-663-9097
To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Registrar of Securities, Nunavut
The Toronto Stock Exchange
U. S. Securities and Exchange Commission
The NASDAQ Stock Market	www.computershare.com	Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

Dear Sirs:

Subject:        Notification of Meeting and Record Date

We advise the following with respect to the Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	: Tesma International Inc
2.	Date Fixed for the Meeting	: February 1, 2005
3.	Record Date for Notice	: January 1, 2005
4.	Record Date for Voting	: January 1, 2005
5.	Beneficial Ownership Determination Date	: January 1, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	: Class A
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	: Class A
8.	Business to be conducted at the Meeting	: Non-Routine
9.	ISIN / CUSIP	: CA8819081073

Yours truly,

(Signed)
Mirium Harryman
Client Services, Administrator
Stock Transfer Services
(416) 263-9463
(416) 981-9800 Fax